SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number)

Denise C. McWatters Vice President, General Counsel and Secretary HollyFrontier Corporation 2828 N. Harwood, Suite 1300 Dallas, Texas 75201 Tel: (214) 871-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,503 Common Units
	8	SHARED VOTING POWER 11,025,112 Common Units
	9	SOLE DISPOSITIVE POWER 72,503 Common Units
	10	SHARED DISPOSITIVE POWER 11,025,112 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,097,615 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.56% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Certain indirect wholly owned subsidiaries of HollyFrontier Corporation, including Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC, are the record owners of 11,025,112 of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.97% of Common Units
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.97% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.97% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,935,055 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,935,055 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,935,055 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.97% of Common Units
14	TYPE OF REPORTING PERSON PN – partnership

(1)	Holly Logistics Limited LLC is the record owner of 10,807,615 of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,807,615 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,807,615 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,807,615 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.50% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Holly Logistics Limited LLC is the record owner of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 10,807,615 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 10,807,615 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 10,807,615 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.50% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation), Navajo Holdings, Inc., Navajo Pipeline GP, L.L.C., Navajo Pipeline LP, L.L.C., Navajo Pipeline Co., L.P., Holly Logistic Services, L.L.C., Holly Logistics Limited LLC and HEP Logistics Holdings, L.P. (collectively, the “Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Filing Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Sub-Items (a), (b) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	HollyFrontier Corporation, a Delaware corporation and formerly named Holly Corporation (“HollyFrontier”), is the parent of Navajo Holdings, Inc., a New Mexico corporation (“Navajo Holdings”), Navajo Pipeline GP, L.L.C., a Delaware limited liability company (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C., a Delaware limited liability company (“Navajo Pipeline LP”), Navajo Pipeline, Co., L.P., a Delaware limited partnership (“Navajo”), Holly Logistic Services, L.L.C., a Delaware limited liability company (“HLS”) and Holly Logistics Limited LLC, a Delaware limited liability company (“HLL”).

(2)	Navajo Holdings is a wholly owned subsidiary of HollyFrontier.

(3)	Navajo Pipeline GP is a wholly owned subsidiary of Navajo Holdings.

(4)	Navajo Pipeline LP is a wholly owned subsidiary of Navajo Holdings.

(5)	Navajo has one general and limited partner, which are Navajo Pipeline GP and Navajo Pipeline LP, respectively.

(6)	HLS is a wholly owned subsidiary of Navajo.

(7)	HLL (collectively with HollyFrontier, Navajo Holdings, Navajo Pipeline GP, Navajo Pipeline LP, Navajo and HLS, the “Reporting Persons”) is a wholly owned subsidiary of HLS.

The Reporting Persons, other than HLL, and HEP Logistics Holdings, L.P., a Delaware limited partnership (the “General Partner”), previously entered into a Joint Filing Agreement, dated August 28, 2009, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference), and the Reporting Persons have entered into an amendment to the Joint Filing Agreement, dated January 13, 2011, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 99.2 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of the Reporting Persons is 2828 N. Harwood, Suite 1300, Dallas, TX 75201.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of HollyFrontier is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(2)	The principal business of Navajo Holdings is to act as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries.

(3)	The principal business of Navajo Pipeline GP is to serve as the general partner of Navajo.

(4)	The principal business of Navajo Pipeline LP is to serve as the limited partner of Navajo.

(5)	The principal business of Navajo is to own all of the membership interests in HLS and serve as the limited partner of the General Partner.

(6)	The principal business of HLS is to serve as the general partner of the General Partner, and as the sole member of HLL.

(7)	The principal business of HLL is to own Common Units in the Issuer. The principal business of the Issuer is the operation (through its subsidiaries) of oil and gas refined product and crude oil pipelines.

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of Holly, Navajo Holdings and HLS (the “Listed Persons”) are as follows:

HollyFrontier Corporation:

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Matthew P. Clifton	Executive Chairman and Director	Executive Officer of HollyFrontier and its affiliates	85,263	0.31

Michael C. Jennings	Chief Executive Officer, President and Director	Executive Officer of HollyFrontier and its affiliates	2,000	*

Douglas S. Aron	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier and its affiliates	420(1)	*

David L. Lamp	Executive Vice President and Chief Operating Officer	Executive Officer of HollyFrontier and its affiliates	0	—

George J. Damiris	Senior Vice President, Supply and Marketing	Executive Officer of HollyFrontier and its affiliates	0	—

Bruce R. Shaw	Senior Vice President, Strategy and Corporate Development	Executive Officer of HollyFrontier and its affiliates	10,706	*

James M. Stump	Senior Vice President, Refinery Operations	Executive Officer of HollyFrontier and its affiliates	0	—

Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and its affiliates	5,010(2)	*

Robert G. McKenzie	Director	Financial Consultant	0	—

Jack P. Reid	Director	Retired	4,400(3)	*

Douglas Y. Bech	Director	Chairman and Chief Executive Officer of Raintree Resorts International	0	—

Buford P. Berry	Director	Of Counsel, Thompson & Knight L.L.P.	0	—

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Leldon E. Echols	Director	Private Investor	0	—

Tommy A. Valenta	Director	Retired	0	—

R. Kevin Hardage	Director	Chief Executive Officer of Turtle Creek Trust Company	0	—

Robert J. Kostelnik	Director	President and Chief Executive Officer of Cinatra Clean Technologies, Inc.	0	—

James H. Lee	Director	Managing General Partner of Lee, Hite & Wisda Ltd.	0	—

Paul B. Loyd, Jr.	Director	Executive-In-Residence for J.P. Morgan Capital Partners, Chairman of Penloyd Holdings LLC and Private Investor	0	—

Franklin Myers	Director	Retired	0	—

Michael E. Rose	Director	Private Investor	0	—

*	Less than 0.1%

Navajo Holdings, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Michael C. Jennings	Chief Executive Officer, President and Director	Executive Officer of HollyFrontier and its affiliates	2,000	*

Douglas S. Aron	Executive Vice President, Chief Financial Officer and Director	Executive Officer of HollyFrontier and its affiliates	420(1)	*

David L. Lamp	Executive Vice President, Chief Operating Officer	Executive Officer of HollyFrontier and its affiliates	0	—

Denise C. McWatters	Vice President, General Counsel, Secretary and Director	Executive Officer of HollyFrontier and its affiliates	5,010(2)	*

*	Less than 0.1%

Holly Logistic Services, L.L.C.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned	Percent of Common Units Beneficially Owned
Matthew P. Clifton	Chairman of the Board, Chief Executive Officer and President	Executive Officer of HollyFrontier and its affiliates	85,263	0.31

Douglas S. Aron	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier and its affiliates	420(1)	*

Bruce R. Shaw	Senior Vice President, Strategy and Corporate Development	Executive Officer of HollyFrontier and its affiliates	10,706	*

Mark T. Cunningham	Vice President, Operations	Executive Officer of HLS	10,896	*

Denise C. McWatters	Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and its affiliates	5,010(2)	*

P. Dean Ridenour	Director	Retired	31,944	0.12

Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	20,960(4)	*

William J. Gray	Director	Private Consultant	8,159	*

Jerry W. Pinkerton	Director	Retired	9,760	*

William P. Stengel	Director	Retired	7,652(5)	*

Michael C. Jennings	Director	Executive Officer of HollyFrontier and its affiliates	2,000	*

*	Less than 0.1%
(1)	Mr. Aron acts as UTMA custodian over 210 Common Units for his son and 210 Common Units for his daughter. Mr. Aron disclaims beneficial ownership of Common Units held by his son and daughter except to the extent of his pecuniary interest therein.
(2)	Mrs. McWatters shares voting and disposition power over 2,000 of these Common Units, which Common Units are owned by her husband. Mrs. McWatters’ husband also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.
(3)	Mr. Reid holds a 17.64% limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership and Mr. Reid’s wife holds a 17.64% limited partner interest and a 0.5% general partner interest in the Reid Family Limited Partnership, which owns these Common Units; therefore, as general partners of the Reid Family Limited Partnership, Mr. Reid shares voting and disposition power over these Common Units with his wife. As general partners of the Reid Family Limited Partnership, Mr. Reid and his wife have the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Reid disclaims beneficial ownership of Common Units held by the Reid Family Limited Partnership except to the extent of his pecuniary interest therein.

(4)	Mr. Darling owns a 50% interest in, and is the general manager of, DQ Holdings, L.L.C., which owns 11,200 of these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling shares voting and disposition power over these Common Units. As an owner and general manager of DQ Holdings, L.L.C., Mr. Darling has the power to direct the receipt of distributions from, and the proceeds from the sale of, these Common Units. Mr. Darling disclaims beneficial ownership of Common Units held by DQ Holdings, L.L.C. except to the extent of his pecuniary interest therein.
(5)	Mr. Stengel shares voting and disposition power over 500 of these Common Units, which Common Units are owned by his wife. Mr. Stengel’s wife also has the right to receive distributions from, and the proceeds from the sale of, these Common Units.

The principal business address and principal office address of the executive officers and directors listed above is 2828 N. Harwood, Suite 1300, Dallas, TX 75201.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following additional disclosure:

On November 9, 2011, HollyFrontier, its subsidiaries Frontier Refining LLC (“Frontier Cheyenne”) and Frontier El Dorado Refining LLC (“Frontier El Dorado”), the Issuer and its subsidiary, Holly Energy Partners — Operating, L.P. (“HEP-Operating”), entered into an LLC Interest Purchase Agreement (attached hereto as Exhibit 10.3), with an effective date of November 1, 2011, pursuant to which HEP-Operating acquired from Frontier Cheyenne and Frontier El Dorado, respectively, (i) all of the issued and outstanding membership interests of Cheyenne Logistics LLC (“Cheyenne Logistics”), which owns approximately 1.7 million barrels of hydrocarbon storage tanks, a refined products loading rack, two propane loading spots, four crude oil LACTS units, and a crude oil receiving pipeline (the “Cheyenne Assets”) located at Frontier Cheyenne’s refinery in Cheyenne, Wyoming (the “Cheyenne Refinery”) and (ii) all of the issued and outstanding membership interests of El Dorado Logistics LLC (“El Dorado Logistics”), which owns approximately 3.7 million barrels of hydrocarbon storage tanks, a refined products loading rack, and a propane loading rack (the “El Dorado Assets”), located at Frontier El Dorado’s refinery in El Dorado, Kansas. The aggregate consideration paid by HEP-Operating for the Cheyenne Assets was $110 million, consisting of an unsecured promissory note in the principal amount of $50 million and 1,202,405 Common Units valued at approximately $60 million. The aggregate consideration paid by HEP-Operating for the El Dorado Assets was $230 million, consisting of an unsecured promissory note in the principal amount of $100 million and 2,605,210 Common Units valued at approximately $130 million. Concurrently with the execution and delivery of the Purchase Agreement, Frontier Cheyenne, Frontier El Dorado and HLL entered into an Assignment of Common Units pursuant to which, at the effective time of the Acquisition, Frontier Cheyenne and Frontier El Dorado each assigned their respective Common Units comprising the Unit Consideration to HLL.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Sub-Item (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(c) None of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following additional disclosure:

On November 9, 2011, HollyFrontier, its subsidiaries Frontier Refining LLC (“Frontier Cheyenne”) and Frontier El Dorado Refining LLC (“Frontier El Dorado”), the Issuer and its subsidiary, Holly Energy Partners — Operating, L.P. (“HEP-Operating”), entered into an LLC Interest Purchase Agreement (the “Purchase Agreement”, attached hereto as Exhibit 10.3), with an effective date of November 1, 2011, pursuant to which HEP-Operating acquired from Frontier Cheyenne and Frontier El Dorado, respectively, (i) all of the issued and outstanding membership interests of Cheyenne Logistics LLC (“Cheyenne Logistics”), which owns approximately 1.7 million barrels of hydrocarbon storage tanks, a refined products loading rack, two propane loading spots, four crude oil LACTS units, and a crude oil receiving pipeline (the “Cheyenne Assets”) located at Frontier Cheyenne’s refinery in Cheyenne, Wyoming (the “Cheyenne Refinery”) and (ii) all of the issued and outstanding membership interests of El Dorado Logistics LLC (“El Dorado Logistics”), which owns approximately 3.7 million barrels of hydrocarbon storage tanks, a refined products loading rack, and a propane loading rack (the “El Dorado Assets”), located at Frontier El Dorado’s refinery in El Dorado, Kansas (the “Acquisition”). The aggregate consideration paid by HEP-Operating for the Cheyenne Assets was $110 million, consisting of an unsecured promissory note in the principal amount of $50 million and 1,202,405 Common Units (the “Cheyenne Units”) valued at approximately $60 million. The aggregate consideration paid by HEP-Operating for the El Dorado Assets was $230 million, consisting of an unsecured promissory note in the principal amount of $100 million and 2,605,210 Common Units (collectively with the Cheyenne Units, the “Unit Consideration”) valued at approximately $130 million. Concurrently with the execution and delivery of the Purchase Agreement, Frontier Cheyenne, Frontier El Dorado and HLL entered into an Assignment of Common Units pursuant to which, at the effective time of the Acquisition, Frontier Cheyenne and Frontier El Dorado each assigned their respective Common Units comprising the Unit Consideration to HLL.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 10.3	LLC Interest Purchase Agreement, dated November 9, 2011, by and among HollyFrontier Corporation, Frontier Refining LLC, Frontier El Dorado Refining LLC, Holly Energy Partners — Operating, L.P. and Holly Energy Partners, L.P. (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K Current Report dated November 10, 2011, File No. 1-32225).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	HOLLYFRONTIER CORPORATION

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	NAVAJO HOLDINGS, INC.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	NAVAJO PIPELINE CO., L.P.

	By:	Navajo Pipeline GP, L.L.C.,
Its general partner

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011	HOLLY LOGISTICS LIMITED LLC

	By:	Holly Logistic Services, L.L.C.,
Its sole member

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibit:

Exhibit 10.3	LLC Interest Purchase Agreement, dated November 9, 2011, by and among HollyFrontier Corporation, Frontier Refining LLC, Frontier El Dorado Refining LLC, Holly Energy Partners — Operating, L.P. and Holly Energy Partners, L.P. (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K Current Report dated November 10, 2011, File No. 1-32225).